02035266

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR MONTH OF APRIL 2002

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ____________

The following information has been given to The Stock Exchange, London and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

DEALING BY DIRECTORS
COMPANIES ACT 1985 SECTIONS 324/329

WE HEREBY INFORM YOU THAT ON 28 MARCH 2002 THE FOLLOWING DIRECTORS OF ASTRAZENECA PLC WERE GRANTED OPTIONS UNDER THE ASTRAZENECA SHARE OPTION PLAN. THE OPTIONS ARE EXERCISABLE OVER THE COMPANY'S USD0.25 ORDINARY SHARES.

NAME OF DIRECTOR	NUMBER OF SHARES UNDER OPTION	EXERCISE PRICE PER SHARE	PERIOD WHEN EXERCISABLE	TOTAL NUMBER OF SHARES UNDER OPTION
T F W MCKILLOP	79,812	3487p	28.3.05-27.3.12	339,068
H L MOGREN	41,928	3487p	28.3.05-27.3.12	216,825
Å B T STAVLING	27,020	3487p	28.3.05-27.3.12	119,360
J R SYMONDS	29,815	3487p	28.3.05-27.3.12	160,376
C E WILHELMSSON	27,983	3487p	28.3.05-27.3.12	128,719

G H R MUSKER
COMPANY SECRETARY

2 APRIL 2002

DEALING BY DIRECTORS
COMPANIES ACT 1985 SECTION 324/329

WE HEREBY CONFIRM THAT ON 28 MARCH 2002 THE FOLLOWING DIRECTORS OF ASTRAZENECA PLC ACQUIRED AN INTEREST IN THE USD0.25 ORDINARY SHARES OF THE COMPANY. THESE INTERESTS, WHICH WILL BE REGISTERED IN THE NAME OF ASTRAZENECA SHARE TRUST LIMITED, ARISE AS A RESULT OF A REVOCABLE ALLOCATION OF ASTRAZENECA SHARES TO PARTICIPANTS IN THE ASTRA SHAREHOLDER VALUE INCENTIVE PLAN. THE SHARES WILL NOT BECOME BENEFICIALLY OWNED BY THE DIRECTORS UNTIL 13 NOVEMBER 2003. IF A DIRECTOR CEASES TO BE EMPLOYED BY THE COMPANY BEFORE THIS DATE THE ALLOCATION OF SHARES MAY BE REVOKED.

NAME OF DIRECTOR	NUMBER OF SHARES	TOTAL INTEREST	PERCENTAGE OF ISSUED SHARES
H L MOGREN	268	65,974	0.004
A B T STAVLING	116	9,139	0.001
C E WILHELMSSON	123	28,521	0.002

THE PRICE OF ORDINARY SHARES OF ASTRAZENECA PLC AT CLOSE OF BUSINESS ON 28 MARCH 2002 WAS 3487P.

G H R MUSKER
COMPANY SECRETARY

2 APRIL 2002

ASTRAZENECA WINS LOSEC® PATENT CASE IN CANADA

The Appeal Division of the Federal Court of Canada, has ruled in favour of AstraZeneca in litigation between AstraZeneca and RhoxalPharma Inc. under the Patented Medicines (Notice Of Compliance) Regulations.

Rhoxalpharma had appealed against a decision in the Federal Court in December 2000 in favour of AstraZeneca after alleging that its omeprazole product, developed by Andrx, would not infringe AstraZeneca's formulation patents for Losec®.

The Appeal Division agreed with the Federal Court finding that RhoxalPharma's allegation of non-infringement was not justified and therefore prohibited the Minister of Health from giving RhoxalPharma marketing approval for the generic product until expiry of the formulation patents in June 2009. Omeprazole is the active ingredient in Losec®.

In Canada, AstraZeneca has several patents covering Losec®, among those are patents for salts, formulations and uses, and intends to fully enforce its patent rights. These patents expire between 2007 and 2014.

24 April 2002

Media Enquiries:
Steve Brown, Tel: +44 (0) 207 304 5033
Emily Denney, Tel: +44 (0) 207 304 5034

Investor Relations:
Mina Blair Robinson, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087

AstraZeneca **news release**

AstraZeneca PLC
First Quarter Results 2002

"Good first quarter results, EPS up 22 percent.
Earnings targets raised for full year."

Financial Highlights (before Exceptional Items)

Group (Continuing operations*)	1st Quarter 2002 $m	1st Quarter 2001* $m	Constant Currency %
Sales	4,421	3,991	+13
Operating Profit	1,297	1,055	+22
Profit before Tax	1,318	1,110	+19
Earnings per Share			
Group	$0.55	$0.45	+22
Group (Statutory FRS3)	$0.55	$0.44	

** Restated to be on a consistent basis under FRS19. See note on page 11 for further information.*

All narrative in this section refers to growth rates at constant exchange rates (CER)

- Nexium™ achieved sales of $356 million in the first quarter. Nexium™ share of new prescriptions in US PPI market increased to 18.8 percent.
- Symbicort™ sales were $54 million in the first quarter. Regulatory package for use in Chronic Obstructive Pulmonary Disease (COPD) submitted in European Union.
- Excellent progress with Arimidex™ in adjuvant treatment of early breast cancer; promotion already started in Japan; FDA has granted six-month priority review, and the European file was submitted on 8 April.
- Casodex™ sNDA for early prostate cancer granted Priority Review Status by FDA on 20 February.
- Seroquel™ sales were $336 million in the quarter, an increase of 79 percent, resulting from strong underlying demand combined with some wholesaler stocking.
- FDA response to Crestor™ NDA now expected by end of June.

Tom McKillop, Chief Executive, said: "This is a good set of results. The transformation of our portfolio continues, with strong performances from Nexium™, Symbicort™, Atacand™, Seroquel™ and our range of cancer medicines. The regulatory reviews for Crestor™ and Iressa™ are ongoing in major markets, and we will be filing for marketing approval for Exanta™ in Europe in the third quarter."

London, 25 April 2002

Media Enquiries:	Steve Brown/Emily Denney (London)	(020) 7304 5033/5034
	Staffan Ternby (Södertälje)	(8) 553 26107
	Rachel Bloom (Wilmington)	(302) 886 7858
Analyst/Investor Enquiries:	Mina Blair-Robinson (London)	(020) 7304 5084
	Jonathan Hunt (London)	(020) 7304 5087
	Staffan Ternby (Södertälje)	(8) 553 26107
	Ed Seage (Wilmington)	(302) 886 4065
	Jörgen Winroth (New York)	(212) 581 8720

Business Highlights *All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.*

Sales in the first quarter increased by 13 percent, and operating profits by 22 percent. Exchange rate movements against the US dollar reduced reported sales growth by 2 percent, but had a favourable impact on operating profits by 1 percent. Earnings per share (before exceptional items) rose by 22 percent to $0.55.

Sales grew by double digits in all major regions, including a 14 percent increase in the US. Sales growth in the US was broadly in line with underlying demand, as speculative buying around announced or anticipated price changes affected the first quarter 2002 and the first quarter 2001 to a similar degree. Trade inventories increased by some $200 million in both periods, although it was mostly the Cardiovascular and CNS products that were affected in 2002, whilst it was chiefly Prilosec™ in the first quarter 2001. The company expects normal unwinding of these inventories over the next two quarters, and there should be no impact on achievement of our full year targets.

GI franchise sales were up by 1 percent in the quarter. The strong growth of Nexium™ continues. Sales in the quarter were $356 million, including $293 million in the US. Sales of Losec™ outside the US were broadly unchanged. In the US Prilosec™ sales were down by 26 percent, in line with the decline in prescriptions, as Nexium™ continues to represent a growing proportion of AstraZeneca's PPI franchise. Total prescriptions for AstraZeneca PPI products in the US (Prilosec™ and Nexium™) are 15 percent ahead of last year.

The Prilosec™ patent infringement cases against four generic companies continues to be heard in the US District Court in New York. To date there have been no generic omeprazole products introduced in the US market.

Excluding GI products, sales growth in the first quarter was 20 percent.

Other developments since the beginning of 2002 included regulatory submissions in the US and Europe for Arimidex™ in the adjuvant treatment of early breast cancer.

In CNS products, February marked the launch of Zomig™ Nasal Spray in Sweden, its first market, as well as the regulatory submission in the US. Zomig™ Rapimelt™ tablets received approval in Japan on 15 March.

The Iressa™ NDA in Japan for use as monotherapy in treatment of advanced non-small cell lung cancer (NSCLC) was submitted on 28 January. The rolling submission of data in the US to support the fast track review for this indication continues, and the company is planning for launches in both of these major markets in the second half of the year. Completion, validation, and analysis of the pivotal trials for the use in combination with cytotoxic agents in NSCLC is expected in the second half of this year; regulatory submissions for this indication, including first submissions in Europe for Iressa™, are now expected in fourth quarter 2002.

The regulatory review of Crestor™ in the US is ongoing and, whilst AstraZeneca does not normally comment on the progress of regulatory reviews, the company has been informed by FDA that it will not complete its response to the Crestor™ NDA by 26 April*, but expects to do so before the end of June. Additional information and analyses are being generated to support the use of Crestor™ at higher doses. AstraZeneca is confident in the profile of Crestor™ and looks forward to a positive outcome. The precise timing of the US launch awaits completion of the review, but is unlikely to be in the third quarter.

Based on the excellent results achieved in the European EXPRESS study of Exanta™ for the prevention of blood clots following orthopaedic surgery (which will not be published in detail until later this year) the company confirms its intention to submit for European marketing approval in the third quarter of this year.

*April 26th marks the end of the ten-month review period by which FDA targets a response for seventy percent of filings under the PDUFA agreement.

Future Prospects *All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.*

As stated in the year end 2001 results announcement, the short term outlook for sales and profits could vary depending on product approvals, launch timings, and entry of generic competition for Prilosec™ and other mature products. At the time of that announcement, the range of market expectations for earnings was between $1.51 and $1.66 per share, and the company anticipated earnings per share in the middle of this range. Based upon the company's current views on these variables, earnings per share are now expected to be around the top of this range.

Disclosure Notice: The preceding forward looking statements relating to expectations for earnings and business prospects for AstraZeneca PLC are subject to risks and uncertainties, which may cause results to differ materially from those set forth. These include, but are not limited to: the timing of the launch of generic omeprazole in the US, the successful registration and launch of new products (in particular Nexium™ and Crestor™), continued growth of currently marketed products, the growth in costs and expenses, the amount of net interest income earned on the Group's cash balances, exchange rate fluctuations, and further improvements in the tax rate. For further details on these and other risks and uncertainties, see AstraZeneca PLC's Securities and Exchange Commission filings, including the 2001 annual report on Form 20-F.

Sales

All narrative in this section refers to growth rates at constant exchange rates (CER).

Gastrointestinal

	First Quarter		CER %
	2002	2001	
Losec™/Prilosec™	1,218	1,495	-18
Nexium™	356	81	n/m
Total	1,587	1,588	+1

- Nexium™ sales continued their strong growth. Sales in the US reached $293 million in the quarter. Nexium™ share of new prescriptions in the US retail PPI market was 18.8 percent in March, up 2.5 points since year end.
- Nexium™ achieved sales outside of the US of $63 million, with market share gains across the board. Market share in Europe is now over 9 percent. Nexium™ was launched in France at the end of March, and launches in Italy and Belgium, among others, will follow later this year.
- Sales of Losec™ outside the US were broadly unchanged (down 1 percent) with good growth reported in France, Italy, and Japan.
- In the US, Prilosec™ sales were down by 26 percent, broadly in line with the trend in prescriptions, as Nexium™ continues to represent a growing proportion of AstraZeneca's PPI franchise.
- The Prilosec™ patent infringement cases against four generic companies continues to be heard in the US District Court in New York.

Cardiovascular

	First Quarter		CER %
	2002	2001	
Zestril™	283	294	-3
Atacand™	151	83	+84
Seloken™ / Toprol-XL™	236	151	+57
Plendil™	108	106	+4
Total	961	835	+17

- Sales of Atacand™ Plus/Atacand™ HCT and Atacand™ grew strongly in all major markets. Sales outside the US were up 43 percent. Total prescriptions in the US were up 35 percent. Reported sales growth (up 170 percent) was well ahead of prescriptions, a result of inventory building this year versus wholesaler de-stocking in the first quarter 2001.
- Sales of Seloken™/Toprol-XL™ continue to grow on the strength of the performance of Toprol-XL™ in the US. Aided by the congestive heart failure indication launched last April, total prescriptions are up 37 percent. Wholesaler stocking lifted the reported sales increase in the US to 100 percent.
- Sales of Zestril™ declined slightly, chiefly on generic competition outside the US.

Respiratory

	First Quarter		CER %
	2002	2001	
Pulmicort™	229	200	+17
Accolate™	33	49	-31
Rhinocort™	64	56	+14
Oxis™	31	32	-3
Symbicort™	54	3	n/m
Total	446	381	+19

- The Symbicort™ launch in Europe continues to make good progress, with particularly strong penetration of the combination segment in France, Germany, and the Scandinavian markets. As planned, the regulatory submission for COPD treatment was made in Europe in the quarter.
- Despite competitive pressures on Pulmicort™ sales outside the US, overall sales grew by 17 percent, driven by the strong US performance for Pulmicort™ Respules™ (up 128 percent) and some stock building on Pulmicort™ Turbuhaler™.
- In the US, Rhinocort™ Aqua continues to increase its share of the aqueous intranasal steroid segment of the rhinitis market, up over 4 points in the last twelve months to 12.7 percent in March. Total prescriptions are up over 55 percent over the first quarter 2001.

Oncology

	First Quarter		CER %
	2002	2001	
Casodex™	124	115	+12
Arimidex™	66	43	+55
Nolvadex™	143	139	+5
Zoladex™	190	160	+23
Total	528	464	+17

- Sales of Casodex™ outside the US grew by 49 percent, reflecting strong growth in Europe (up 55 percent) and in Japan (up 39 percent). This growth was partially offset by the 37 percent decline in the US, as significant wholesaler de-stocking following the price increase in early January masked underlying prescription growth of around 7 percent. The supplemental NDA for the treatment of early prostate cancer with Casodex™ was granted Priority Review Status by FDA on 20 February.
- The growth in Arimidex™ sales resulted from a balanced performance, with strong sales growth in the US (up 69 percent) and in markets outside the US (up 48 percent). The US sales increase tracked the underlying demand; new prescription share in the growing aromatase inhibitor market has shot up to 62.6 percent in March, an increase of nearly 9 points in the last three months.
- Promotion of Arimidex™ for the adjuvant treatment of early breast cancer has begun in Japan. Regulatory submissions for this important new indication have been made in Europe and the US, with the US granting Priority Review Status for the application earlier this month.

CNS

	First Quarter		CER %
	2002	2001	
Seroquel™	336	189	+79
Zomig™	93	66	+43
Total	436	257	+71

- The market acceptance for Seroquel™ continues to be reflected in steady growth in demand. Sales outside the US grew by 73 percent. Prescriptions in the US were up 48 percent versus the first quarter last year. New prescription share in March was 16.7 percent, up nearly 4 points versus a year ago; this is the largest share gain among the leading atypical antipsychotics. Sales in the US were up 80 percent, indicating stock building in the distribution channels.

- Zomig™ sales outside the US were up 31 percent, with good growth in France. Sales in the US were up 50 percent, well ahead of the growth in prescriptions (up 11 percent).

Pain, Infection and Other Pharma

	First Quarter		CER %
	2002	2001	
Merrem™	67	49	+39
Diprivan™	113	107	+9
Local anaesthetics	96	104	-4
Total	347	364	-2

- Strong growth in the US (up 67 percent) drove Merrem™ performance. Sales outside the US increased by 33 percent.

Geographic Sales

	First Quarter		CER %
	2002	2001	
USA	2,448	2,139	+14
Europe	1,395	1,291	+10
Japan	172	178	+10
RoW	406	383	+11

- Sales in the US were up by 14 percent in the quarter despite the decline in Prilosec™ sales as more of the PPI franchise migrates to Nexium™. Nexium™ was the key growth driver in the quarter, and underlying demand for key growth products such as Seroquel™, Toprol-XL™, Atacand™, Arimidex™ and Casodex™ was also strong.

- Sales growth in Europe was fuelled by Symbicort™ and Nexium™, as well as by important contributions from Casodex™, Zoladex™, Atacand™ and Seroquel™. France, Italy, and Spain were the fastest growing of the largest markets.

- Sales in Japan continue to grow in double digits, with a strong performance in oncology products and continued good growth in Losec™ leading the quarter's performance.

Operating Profit

Operating profit before exceptional items grew by 22 percent at constant exchange rates to $1,297 million in the quarter. This was well ahead of sales growth, partly aided by higher wholesaler inventories and favourable phasing of R&D and sales and marketing costs. As highlighted, wholesaler inventories in the US were some $200 million above normal levels, but at a level similar to the end of first quarter 2001.

Currency had a 1% favourable impact on profit in the first quarter. The continuing benefits of the strong dollar against the Swedish Krona and Pounds Sterling more than offset the adverse effect on the Euro. For 2002, if current spot rates stay constant for the remainder of the year, we would estimate an adverse impact of around 1-2% on earnings per share, consistent with our guidance given in the 2001 results release.

Operating margin for the quarter of 29.3% was nearly three percentage points ahead of 2001. Cost of sales was marginally lower than last year with lower contingent payments to Merck. Research and development costs were 15.8 percent of sales, down from 16.8 percent of sales in 2001, partly through a favourable currency impact, particularly from the Swedish Krona, and also from phasing of project costs. Selling, general and administrative costs were up 5% with increases in selling costs partially offset by a decline in general and administrative costs. Other operating income at $156 million was similar to 2001 levels and included a gain from the disposal of Sular™ in the US.

Interest

The group recorded net interest and dividend income of $21 million in the quarter. The variance against 2001 was caused by lower US interest rates as well as marginally lower cash balances as a result of the share repurchase programme.

Taxation

Excluding exceptional items, the effective tax rate for the first quarter 2002 was 27% compared with 28.4% for 2001. The 2001 tax rate has been restated under FRS19. See Note 1 to the interim financial statements for more detail.

Cash Flow

Cash generated from operating activities amounted to $1.9 billion in the first quarter aided by a timing benefit in the quarterly payment to Merck. The net increase in net cash funds after capital expenditure, tax and share repurchases was $1.4 billion in the quarter.

Share Repurchase Programme

During the quarter, 2.8 million ordinary shares were re-purchased (nominal value $0.25 each) for cancellation at a total cost of $140.0 million.

The total number of shares re-purchased for cancellation since the start of the programme in December 1999 now stands at 40.0 million at an aggregate cost of $1,756 million. The total number of shares in issue (as at 31 March 2002) is 1,743 million.

Upcoming Milestones and Key Events

25 April	Annual General Meeting
25 July	Half Year results
Third Quarter	Exanta™ filing in Europe for orthopaedic surgery
24 October	Third Quarter and Nine Month results
Fourth Quarter	Iressa™ filing for combination therapy in NSCLC
7 November	Annual Business Review

Tom McKillop
Chief Executive

Consolidated Profit & Loss Account

	1st Quarter 2002 $m	1st Quarter 2001 (restated) $m
Sales	4,421	3,991
Cost of sales	(1,169)	(1,074)
Distribution costs	(30)	(30)
Research and development	(697)	(672)
Selling, general and administrative expenses	(1,384)	(1,321)
Other operating income	156	161
Operating profit before exceptional items	1,297	1,055
Exceptional items charged to operating profit	-	(25)
Operating profit	1,297	1,030
Profit on sale of fixed assets	-	10
Net interest and dividend income	21	55
Profit on ordinary activities before taxation	1,318	1,095
Taxation	(356)	(309)
Profit on ordinary activities after taxation	962	786
Attributable to minorities	(4)	(3)
Net profit for the period	958	783
Earnings per Ordinary Share before exceptional items	$0.55	$0.45
Earnings per Ordinary Share	$0.55	$0.44
Diluted earnings per Ordinary Share	$0.55	$0.44
Weighted average number of Ordinary Shares in issue (millions)	1,745	1,766
Diluted average number of Ordinary Shares in issue (millions)	1,747	1,768

Consolidated Balance Sheet

	31 March 2002 $m	31 March 2001 (restated) $m
Fixed assets	8,205	7,650
Current assets	11,754	11,484
Total assets	19,959	19,134
Creditors due within one year	(7,220)	(6,994)
Net current assets	4,534	4,490
Total assets less current liabilities	12,739	12,140
Creditors due after more than one year	(788)	(903)
Provisions for liabilities and charges	(1,473)	(1,678)
Net assets	10,478	9,559
Capital and reserves		
Shareholders' funds and minority interests	10,478	9,559

Consolidated Cash Flow Statement

	1st Quarter 2002 $m	1st Quarter 2001 $m
Cash flow from operating activities		
Operating profit before exceptional items	1,297	1,055
Depreciation and amortisation	227	212
Decrease in working capital and other non-cash movements	409	110
Net cash inflow from operating activities before exceptional items	1,933	1,377
Outflow related to exceptional items	(28)	(105)
Net cash inflow from operating activities	1,905	1,272
Returns on investments and servicing of finance	(6)	58
Tax paid	(54)	(86)
Capital expenditure and financial investment	(285)	(345)
Acquisitions and disposals	-	(20)
Net cash inflow before management of liquid resources and financing	1,560	879
Net purchase of shares	(133)	(126)
Exchange and other movements	(2)	(42)
Increase in net cash funds in the period	1,425	711
Net cash funds at beginning of period	2,867	3,605
Net cash funds at end of period	4,292	4,316

Notes to the Interim Financial Statements

1 BASIS OF PREPARATION AND ACCOUNTING POLICIES

The results for the quarter ended 31 March 2002 have been prepared in accordance with UK generally accepted accounting principles. The accounting policies applied are those set out in AstraZeneca PLC's 2001 Annual Report and Form 20-F except that, in the current period, AstraZeneca adopted Financial Reporting Standard No. 19 "Deferred Tax". Prior periods have been restated and the effects of this restatement were to increase profits for the quarter ended 31 March 2001 by $1m and reduce net assets at that date by $106m. On adoption net assets at 1 January 2002 were reduced by $193m. The table below illustrates the effect on EPS before exceptional items of this restatement.

These interim financial statements do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2001 will be filed with the Registrar of Companies following the Company's Annual General Meeting. The auditor's report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

2001 TAXATION AND EARNINGS PER SHARE BEFORE EXCEPTIONAL ITEMS

	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Year
Tax charge before adoption of FRS 19 ($m)	(316)	(269)	(286)	(282)	(1,153)
Tax charge after adoption of FRS 19 ($m)	(315)	(289)	(295)	(315)	(1,214)
Published EPS before adoption of FRS 19 ($)	0.45	0.42	0.43	0.47	1.77
Adjusted EPS after adoption of FRS 19 ($)	0.45	0.41	0.42	0.45	1.73

2 TERRITORIAL SALES ANALYSIS

	1st Quarter 2002 $m	1st Quarter 2001 $m	% Growth Actual	% Growth Constant Currency
USA	2,448	2,139	14	14
Japan	172	178	(3)	10
France	265	238	11	13
Germany	167	168	(1)	1
Italy	172	150	15	18
Sweden	64	67	(4)	6
UK	180	172	5	7
Rest of World	953	879	8	11
Total	4,421	3,991	11	13

3 PRODUCT SALES ANALYSIS

	World				US	
	1st Quarter 2002 $m	1st Quarter 2001 $m	Actual Growth %	Constant Currency Growth %	1st Quarter 2002 $m	Actual Growth %
Gastrointestinal:						
Losec	1,218	1,495	(19)	(18)	744	(26)
Nexium	356	81	n/m	n/m	293	n/m
Others	13	12	8	8	4	-
Total Gastrointestinal	1,587	1,588	-	1	1,041	(2)
Cardiovascular:						
Zestril	283	294	(4)	(3)	183	1
Seloken	236	151	56	57	166	100
Plendil	108	106	2	4	45	7
Tenormin	94	98	(4)	-	22	69
Atacand	151	83	82	84	73	170
Others	89	103	(14)	(11)	6	(63)
Total Cardiovascular	961	835	15	17	495	36
Respiratory:						
Pulmicort	229	200	15	17	107	70
Rhinocort	64	56	14	14	44	29
Accolate	33	49	(33)	(31)	23	(36)
Oxis	31	32	(3)	(3)	-	-
Symbicort	54	3	n/m	n/m	-	-
Others	35	41	(15)	(10)	-	-
Total Respiratory	446	381	17	19	174	31
Oncology:						
Zoladex	190	160	19	23	48	(2)
Nolvadex	143	139	3	5	111	6
Casodex	124	115	8	12	31	(37)
Arimidex	66	43	53	55	27	69
Others	5	7	(29)	(29)	-	-
Total Oncology	528	464	14	17	217	(1)
CNS:						
Seroquel	336	189	78	79	293	80
Zomig	93	66	41	43	60	50
Others	7	2	n/m	n/m	2	-
Total CNS	436	257	70	71	355	73
Pain, Infection and Other Pharma:						
Diprivan	113	107	6	9	55	28
Merrem	67	49	37	39	15	67
Local anaesthetics	96	104	(8)	(4)	22	(15)
Other Pharma Products	71	104	(32)	(28)	18	(36)
Total Pain, Infection and Other Pharma	347	364	(5)	(2)	110	4
Salick Health Care	54	45	20	20	54	20
Astra Tech	34	30	13	23	2	-
Marlow Foods	28	27	4	4	-	-
Total	4,421	3,991	11	13	2,448	14

n/m not meaningful

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Annual General Meeting	25 April 2002
Announcement of half year results	25 July 2002
Announcement of third quarter and nine month results	24 October 2002
Annual Business Review	7 November 2002

DIVIDENDS

The record date for the second interim dividend payable on 8 April 2002 (in the UK, Sweden and the US) was 22 February 2002. Ordinary Shares traded ex-dividend on the London and Stockholm Stock Exchange from 20 February 2002. ADRs traded ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:

First interim	Announced end of July and paid in October.
Second interim	Announced in January and paid in April.

TRADEMARKS

The following brand names used in this interim report are trade marks of the AstraZeneca group of companies:

Accolate Arimidex Astra Tech Atacand Atacand HCT Atacand Plus Casodex Crestor Diprivan Exanta Faslodex Iressa Losec Merrem Nexium Nolvadex Oxis Plendil Prilosec Pulmicort Pulmicort Respules Pulmicort Turbuhaler Rhinocort Rhinocort Aqua Seloken Seroquel Symbicort Tenormin Toprol-XL Zestril Zoladex Zomig Zomig Rapimelt

ADDRESSES FOR CORRESPONDENCE

Registrar and Transfer Office	**Depositary for ADRs**	**Registered Office**	**Swedish Securities Register Centre**
The AstraZeneca Registrar Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA	JPMorgan Chase Bank ADR Service Center PO Box 842006 Boston, MA 02284-2006	15 Stanhope Gate London W1K 1LN	VPC AB PO Box 7822 S-103 97 Stockholm Sweden
Tel: (0870) 600 3956	Tel: (781) 575 4328	Tel: (020) 7304 5000	Tel: (8) 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order to utilise the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, AstraZeneca is providing the following cautionary statement. This Interim Report contains forward-looking statements with respect to the financial condition, results of operations and businesses of AstraZeneca. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, exchange rate fluctuations, the risk that research and development will not yield new products that achieve commercial success, the impact of competition, price controls and price reductions, the risk of loss or expiration of patents or trade marks, difficulties of obtaining and maintaining governmental approvals for products, the risk of substantial product liability claims, exposure to environmental liability.

ASTRAZENECA PLC

ANNUAL GENERAL MEETING : 25 APRIL 2002

AstraZeneca PLC announces the results of the polls taken at its Annual General Meeting today in respect of Items 9, 10 and 11 on the Agenda, as follows:

Item 9: Special Resolution to authorise the Directors to allot unissued shares:

VOTES FOR: 864,041,018 VOTES AGAINST: 27,022,677

This Resolution was passed as a Special Resolution at the AGM.

Item 10: Special Resolution to authorise the Company to purchase its own shares:

VOTES FOR: 908,322,435 VOTES AGAINST: 27,120,335

This Resolution was passed as a Special Resolution at the AGM.

Item 11: Special Resolution to adopt new Articles of Association:

VOTES FOR: 920,527,210 VOTES AGAINST: 21,933,121

This Resolution was passed as a Special Resolution at the AGM.

Under the Company's Articles of Association, voting on all Special Resolutions is conducted by poll.

G H R Musker
Company Secretary
25 April 2002

AstraZeneca

AstraZeneca receives FDA approval for Faslodex– a new type of breast cancer treatment

AstraZeneca today announced that the U.S. Food and Drug Administration (FDA) has granted marketing approval for its new breast cancer drug 'Faslodex' for the treatment of hormone receptor positive metastatic breast cancer in postmenopausal women with disease progression following antioestrogen therapy, (e.g. tamoxifen).

The breast cancer market in the USA is currently worth over $1 billion. An estimated 203,500 new cases of invasive breast cancer will be diagnosed in the USA and an estimated 39,600 women will die of breast cancer in 2002. A portion of newly diagnosed breast cancer cases will be initially diagnosed in the advanced or locally advanced stages where cancer has spread to the lymph nodes and/or other parts of the body.

Two pivotal Phase III trials showed 'Faslodex' to be at least as effective as the aromatase inhibitor 'Arimidex' in treating tamoxifen-resistant breast cancer in postmenopausal women. The new treatment is given as a once a month intramuscular injection, which may offer compliance benefits and, as an endocrine treatment, 'Faslodex' does not cause the side effects commonly associated with chemotherapy.

'Faslodex' is an antioestrogen (oestrogen receptor antagonist) without known agonist effects. Unlike aromatase inhibitors that reduce the amount of oestrogen in a woman's body, and tamoxifen which blocks the oestrogen receptor, 'Faslodex' targets and degrades the oestrogen receptors in breast cancer cells. It is the only antioestrogen in general clinical use to have demonstrated efficacy following tamoxifen failure, indicating that it works in a different way to tamoxifen. 'Faslodex' therefore represents another approach to treating hormone sensitive breast cancer.

'Faslodex' and 'Arimidex' are trademarks, the property of the AstraZeneca group of companies.

25 April 2002

Media Enquiries:
Emily Denney, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair Robinson, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 25 April 2002, it purchased for cancellation 3,005,000 ordinary shares of AstraZeneca PLC at a price of 3337 pence per share and 4846 cents per share. Upon the cancellation of these shares, the number of shares in issue will be 1,739,726,900.

G H R Musker
Company Secretary
26 April 2002

DEALING BY DIRECTORS
COMPANIES ACT 1985 SECTION 324/329

ASTRAZENECA PLC ANNOUNCES THAT JOHN BUCHANAN, A DIRECTOR OF THE COMPANY, HAS PURCHASED TODAY 500 USD0.25 ORDINARY SHARES OF THE COMPANY AT 3309 PENCE PER SHARE. THIS REPRESENTS HIS TOTAL INTEREST, WHICH IS APPROXIMATELY 0.00003 PER CENT OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

G H R MUSKER
COMPANY SECRETARY
26 APRIL 2002

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 26 April 2002, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 3321 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,739,026,900.

G H R Musker
Company Secretary
29 April 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC
(Registrant)

Date: 30 APRIL 2002

By:

(Name: G H R Musker)
(Title: Secretary)